Exhibit 99.1

TAOMEE REPORTS FOURTH QUARTER AND FISCAL YEAR 2014 UNAUDITED FINANCIAL RESULTS

(Shanghai, China — March 17, 2015) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), a leading children’s entertainment and media company in China, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Highlights of the Fourth Quarter of 2014

•                  Total net revenues were US$7.6 million in the fourth quarter of 2014, a decrease of 38.4% from US$12.3 million in the third quarter of 2014 and a decrease of 30.5% from US$10.9 million in the fourth quarter of 2013. This result was above the high end of management’s previous outlook from US$6.3 million to US$6.8 million.

•                  Net revenues from online businesses were US$6.7 million in the fourth quarter of 2014, a decrease of 24.6% from US$8.8 million in the third quarter of 2014 and a decrease of 19.1% from US$8.2 million in the fourth quarter of 2013.

•                  Net revenues from offline businesses were US$0.9 million in the fourth quarter of 2014, a decrease of 73.5% from US$3.5 million in the third quarter of 2014 and a decrease of 65.6% from US$2.7 million in the fourth quarter of 2013.

•                  Gross profit was US$5.6 million in the fourth quarter of 2014, a decrease of 36.2% from US$8.8 million in the third quarter of 2014 and a decrease of 29.9% from US$8.0 million in the fourth quarter of 2013.

•                  Loss from operations was US$0.7 million in the fourth quarter of 2014, compared with a profit of US$0.1 million in the third quarter of 2014 and a profit of US$2.1 million in the fourth quarter of 2013.

•                  Non-GAAP net income attributable to holders of ordinary shares was US$0.6 million in the fourth quarter of 2014, as compared with US$3.2 million in the third quarter of 2014 and US$2.9 million in the fourth quarter of 2013.

•                  Non-GAAP basic and diluted earnings per ADS1 were US$0.020 and US$0.018, respectively, in the fourth quarter of 2014, as compared with US$0.089 and US$0.088, respectively, in the third quarter of 2014 and US$0.080 and US$0.079, respectively, in the fourth quarter of 2013.

•                  Key Operating Metrics

•                  The number of active accounts (“ACA”) for the Company’s virtual worlds under operation in mainland China was approximately 36.8 million in the fourth quarter of 2014, a decrease of 38.0% from 59.4 million in the third quarter of 2014 and a decrease of 4.7% from 38.6 million in the fourth quarter of 2013.

•                  Active paying accounts (“APA”) for the Company’s virtual worlds under operation in mainland China were 0.8 million in the fourth quarter of 2014, a decrease of 33.3% from 1.2 million in the third quarter of 2014, and a decrease of 38.5% from 1.3 million in the fourth quarter of 2013.

1  Each American depositary share (“ADS”) represents 20 ordinary shares.

•                  Average revenue per user (“ARPU”) for the Company’s virtual worlds under operation in mainland China was approximately RMB43 in the fourth quarter of 2014, flat comparing with RMB43 in the third quarter of 2014 and an increase of 16.2% from RMB37 in the fourth quarter of 2013.

•                  The number of downloads of the mobile applications operated by the Company was approximately 2.7 million in the fourth quarter of 2014, a decrease of 34.1% from 4.1 million in the third quarter of 2014 and an increase of 50.0% from 1.8 million in the fourth quarter of 2013.

Highlights of Fiscal Year 2014

•                  Total net revenues were US$42.2 million in 2014, a decrease of 12.7% as compared with US$48.4 million in 2013.

•                  Net revenues from online business were US$33.3 million in 2014, a decrease of 5.8% as compared with US$35.3 million in 2013.

•                  Net revenues from offline businesses were US$8.9 million in 2014, a decrease of 31.7% as compared with US$13.1 million in 2013.

•                  Gross profit was US$30.5 million in 2014, a decrease of 13.2% as compared with US$35.1 million in 2013.

•                  Loss from operations was US$1.9 million in 2014, as compared with a profit of US$3.3 million in 2013.

•                  Income tax benefit was US$2.2 million in 2014, as compared with an expense of US$1.4 million in 2013.

•                  Non-GAAP net income attributable to holders of ordinary shares was US$4.8 million in 2014, as compared with US$9.0 million in 2013.

•                  Non-GAAP basic and diluted earnings per ADS were US$0.133 and US$0.132 respectively, in 2014, as compared with US$0.245 and US$0.241, respectively, in 2013.

“We surpassed the high-end of our guidance for the fourth quarter. Although we experienced some softness in our offline business as anticipated, our online business came in ahead of expectations. During the quarter, we forged ahead in our re-organization of key business divisions, aligning each group with division-specific incentives.  In addition, we continued to beta test new mobile games, while boosting the pipeline for future intellectual properties and new content creation,” commented Mr. Benson Wang, co-founder and chief executive officer of Taomee.

“In February 2015, we also issued a special dividend to our shareholders, demonstrating confidence in our capability to fund future projects and strategies. As we begin 2015, we continue to dedicate ourselves to our combined online plus offline business model, as we believe this will ultimately differentiate us from the competition.”

Unaudited Financial Results for Fourth Quarter of 2014

Net Revenues

Total net revenues were US$7.6 million in the fourth quarter of 2014, a decrease of 38.4% from US$12.3 million in the third quarter of 2014 and a decrease of 30.5% from US$10.9 million in the fourth quarter of 2013.

Net revenues from online business were US$6.7 million in the fourth quarter of 2014, a decrease of 24.6% from US$8.8 million in the third quarter of 2014 and a decrease of 19.1% from US$8.2 million in the fourth quarter of 2013. The quarter-over-quarter (QoQ) decrease was primarily due to the seasonality of fewer non-school days in the fourth quarter. The year-over-year (YoY) decrease was mainly due to the decrease of active paying users.

Net revenues from offline business were US$0.9 million in the fourth quarter of 2014, a decrease of 73.5% from US$3.5 million in the third quarter of 2014 and a decrease of 65.6% from US$2.7 million in the fourth quarter of 2013. The QoQ decrease was primarily due to absence of new film release in the fourth quarter and a decrease in merchandise licensing business. The YoY decrease was primarily due to the decrease in the Company’s merchandise licensing and toys businesses.

Cost of Services

Total cost of services was US$2.0 million in the fourth quarter of 2014, a decrease of 44.0% from US$3.5 million in the third quarter of 2014 and a decrease of 32.2% from US$2.9 million in the fourth quarter of 2013.

Online business related costs were US$1.2 million in the fourth quarter of 2014, a decrease of 34.9% from US$1.7 million in the third quarter of 2014 and a decrease of 43.7% from US$2.0 million in the fourth quarter of 2013.  The QoQ and YoY decreases were primarily due to the decrease in payroll expenses, royalties related to our operation of certain third-party developed virtual worlds and outsourcing expenses.

Offline business related costs were US$0.8 million in the fourth quarter of 2014, a decrease of 52.9% from US$1.8 million in the third quarter of 2014 and a decrease of 5.9% from US$0.9 million in the fourth quarter of 2013. The QoQ decrease was primarily due to the absence of new film release in the fourth quarter. The YoY decrease was mainly due to a decrease in outsourcing expenses.

Gross Profit and Gross Margin

Gross profit was US$5.6 million in the fourth quarter of 2014, a decrease of 36.2% from US$8.8 million in the third quarter of 2014 and a decrease of 29.9% from US$8.0 million in the fourth quarter of 2013.

Gross margin was 73.9% in the fourth quarter of 2014, as compared with 71.3% in the third quarter of 2014 and 73.2% in the fourth quarter of 2013.

Gross margin for the online business was 82.8% in the fourth quarter of 2014, as compared with 80.1% in the third quarter of 2014 and 75.3% in the fourth quarter of 2013.

Gross margin for the offline business was 9.1% in the fourth quarter of 2014, as compared with 48.8% in the third quarter of 2014 and 66.8% in the fourth quarter of 2013.

Total Operating Expenses

Total operating expenses were US$6.3 million in the fourth quarter of 2014, a decrease of 27.0% from US$8.7 million in the third quarter of 2014 and an increase of 6.7% from US$5.9 million in the fourth quarter of 2013.

•                  Product development expenses were US$3.9 million in the fourth quarter of 2014, flat as compared with US$3.9 million in the third quarter of 2014 and a slight increase of 3.7% from US$3.7 million in the fourth quarter of 2013.  The YoY increase was primarily due to an increase in payroll expenses, while partially offset by a decrease in share-based compensation.

•                  Sales and marketing expenses were US$2.1 million in the fourth quarter of 2014, a decrease of 9.5% from US$2.3 million in the third quarter of 2014 and a decrease of 14.4% from US$2.4 million in the fourth quarter of 2013. The QoQ decrease was primarily due to a decrease in payroll expenses and the absence of Seer IV film promotion costs, which occurred in the third quarter of 2014. The YoY decrease was primarily due to a decrease in payroll expenses and advertising expenses.

•                  General and administrative expenses were US$2.7 million in the fourth quarter of 2014, a decrease of 32.7% from US$4.1 million in the third quarter of 2014 and a decrease of 18.3% from US$3.3 million in the fourth quarter of 2013. The QoQ and YoY decreases were primarily due to the decrease in provision for bad debt and unrecoverable prepayments plus indirect tax costs related to intercompany service charges offset by the increase in payroll expenses. In the third quarter of 2014, there was a significant bad debt provision, while in the fourth quarter of 2013, there was an extraordinary indirect tax costs related to intercompany service charges.

Profit/(Loss) from Operations

Loss from operations was US$0.7 million in the fourth quarter of 2014, compared with a profit of US$0.1 million in the third quarter of 2014 and a profit of US$2.1 million in the fourth quarter of 2013.

Share of Profit/(Loss) from Equity Method Investment

Share of profit/loss from equity method investment was a loss of US$0.2 million in the fourth quarter of 2014, as compared with a loss of US$0.1 million in the third quarter of 2014 and a profit of US$0.1 million in the fourth quarter of 2013.

Income Tax Benefit/(Expense)

Income tax benefit was US$0.2 million in the fourth quarter of 2014, as compared with a benefit of US$1.7 million in the third quarter of 2014 and an expense of US$1.0 million in the fourth quarter of 2013.

Net Income

Net income attributable to holders of ordinary shares was US$0.2 million in the fourth quarter of 2014, as compared with US$1.2 million in the third quarter of 2014 and US$1.7 million in the fourth quarter of 2013.

Basic and diluted earnings per ADS were US$0.005 and US$0.005, respectively, in the fourth quarter of 2014, as compared with US$0.033 and US$0.033, respectively in the third quarter of 2014 and US$0.047 and US$0.046, respectively, in the fourth quarter of 2013.

Non-GAAP net income attributable to holders of ordinary shares was US$0.6 million in the fourth quarter of 2014, as compared with US$3.2 million in the third quarter of 2014 and US$2.9 million in the fourth quarter of 2013.

Non-GAAP basic and diluted earnings per ADS were US$0.020 and US$0.018, respectively, in the fourth quarter of 2014, as compared with US$0.089 and US$0.088, respectively, in the third quarter of 2014 and US$0.080 and US$0.079, respectively, in the fourth quarter of 2013.

Cash and Cash Equivalents

As of December 31, 2014, the Company had US$103.2 million of cash and cash equivalents, as compared with US$114.3 million as of December 31, 2013.

Capital Expenditures

The company had capital expenditures of US$1.6 million in the fourth quarter of 2014, as compared with US$0.3 million in the third quarter of 2014, and US$0.3 million in the fourth quarter of 2013.  Total capital expenditures for the full year of 2014, were US$2.6 million, as compared with US$5.3 million in the full year of 2013.  Our capital expenditures were used primarily for (i) purchase of computer hardware and equipment, (ii) purchase of intangible assets, (iii) purchase of franchises and online game licensing rights for our pipeline and (iv) prepayments as deposits for land use rights and building purchase.  Actual future capital expenditures may differ from the amounts indicated above.

In May 2013, the company entered into a land pre-development cooperation agreement with respect to the intention to purchase the land use rights of two parcels with an aggregated area of approximately 23,300 square meters in Songjiang District, Shanghai. The total consideration was RMB8.9 million (US$1.4 million), among which RMB4.4 million (US$0.7 million) was paid in year 2013 and the rest was paid in the fourth quarter of 2014.

In December 2014, the company entered into a land use right transfer agreement with Shanghai Land and Resources Bureau to purchase the land use right of two parcels of state-owned construction lands for considerations of RMB11.0 million (US$1.8 million) and RMB10.4 million (US$1.7 million), respectively. Prepayments of RMB2.2 million (US$0.4 million) and RMB2.1 million (US$0.3 million) were paid in December 2014 and the rest of considerations were paid in January 2015.

Share-based Compensation

Share-based compensation was US$0.5 million for the fourth quarter of 2014 as compared with US$0.6 million in the third quarter of 2014 and US$0.7 million in the fourth quart of 2013. Total share-based compensation was US$2.2 million in the full year of 2014, as compared with US$2.1 million in the full year of 2013.

Share Repurchase Program

During the fourth quarter of 2014, Taomee had repurchased 138,207 ADSs. As of December 31, 2014, the Company has repurchased a total of 2,940,370 ADSs under the Company’s share repurchase program at an average price of approximately US$5.0 per ADS.

Special Dividend

On January 26, 2015, Taomee announced one-time cash dividend of US$0.0325 per ordinary share, or US$0.65 per ADS. Total cash dividend of US$24.6 million was paid out on February 17, 2015.

Investments in Equity Investees

In November 2014, Taomee entered into an investment agreement with two unrelated parties to set up a Beijing-based joint venture to operate “the Voice Kids China” live show and other family entertainment shows focusing on kids and teenagers. Taomee agreed to acquire 20% of the joint venture for a cash consideration of RMB25.0 million (approximately $4.1 million), which has been fully paid in December 2014.

In December 2014, Taomee increased its equity shareholding in Shanghai Weiju Network Technology Co., Ltd (Shanghai Weiju) from 25% to 45% for a cash consideration of RMB10.0 million (approximately $1.6 million). Shanghai Weiju is a Hi-tech toy design and R&D company and has launched its first toy, Galaxy Zega Tank, a hybrid of a smart toy plus mobile game in February 2015.

Unaudited Financial Results for Fiscal year 2014

Net Revenues

Total net revenues were US$42.2 million in 2014, representing a decrease of 12.7% from US$48.4 million in 2013.

Net online business revenues were US$33.3 million in 2014, a decrease of 5.8% from US$35.3 million in 2013. The decrease was primarily driven by the decrease in active paying accounts of our virtual worlds, which reflected change of user behavior as more and more children are shifting from web games to mobile games.

Net offline business revenues were 8.9 million in 2014, a decrease of 31.7% from US$13.1 million in 2013. The decrease was primarily due to the decrease in the Company’s merchandise licensing and toys businesses.

Cost of Services

Total cost of services was US$11.7 million in 2014, a decrease of 11.7% from US$13.3 million in 2013.

Online business related costs were US$6.5 million in 2014, a decrease of 14.5% from US$7.6 million in 2013. The decrease was primarily due to a decrease in payroll expenses, amortization cost associated with game licensing fees and royalties related to our operation of certain third-party developed virtual worlds.

Offline business related costs were US$5.2 million in 2014, a decrease of 7.8% from US$5.7 million in 2013. The decrease was primarily due to a decrease in toy costs, while partially offset by an increase in film production cost.

Total Operating Expenses

Total operating expenses were US$32.4 million in 2014, slightly increased from US$31.8 million in 2013.

•                  Product development expenses were US$14.4 million in 2014, an increase of 4.0% as compared with US$13.9 million in 2013.  The increase was primarily attributable to an increase in payroll expenses and toy design fees, while was partially offset by a decrease in rental expenses.

•                  Sales and marketing expenses was US$9.3 million in 2014, a slight decrease from US$9.4 million in 2013.  The decrease was primarily attributable to a decrease in payroll plus advertising and promotion expenses, while partially offset by an increase in film promotion cost.

•                  General and administrative expenses were US$13.5 million in 2014, an increase of 3.1% from US$13.1 million in 2013.  The increase was primarily due to an increase in payroll expenses and provision for bad debt and unrecoverable prepayments, while partially offset by a decrease in professional service fees and share-based compensation expenses.

•                  Other operating income was US$5.0 million in 2014, of which US$4.0 million was government subsidies. In 2013, other operating income was US$5.7 million, of which US$3.8 million was government subsidies.

Profit/(Loss) from Operations

Loss from operations was US$1.9 million in 2014, as compared with a profit of US$3.3 million in 2013.

Share of Profit/(Loss) in Equity Method Investments

Share of profit/loss in equity method investments was a loss of US$0.4 million in 2014, as compared with a profit of US$0.2 million in 2013.

Income Tax Benefit/(Expense)

Income tax benefit was US$2.2 million in 2014, as compared with an expense of US$1.4 million in 2013.

Net Income

Net income attributable to holders of ordinary shares was US$1.0 million in 2014, as compared with US$5.4 million in 2013.

Basic and diluted earnings per ADS were US$0.028 and US$0.028, respectively in 2014, as compared with US$0.148 and US$0.146, respectively, in 2013.

Non-GAAP net income attributable to holders of ordinary shares was US$4.8 million in 2014, as compared with US$9.0 million in 2013.

Non-GAAP basic and diluted earnings per ADS were US$0.133 and US$0.132, respectively, in 2014, as compared with US$0.245 and US$0.241, respectively, in 2013.

Recent Business Highlights

In December 2014: Taomee launched the Korean version of Reverse World (“the Game”) in Korea. The Game has been distributed through the KAKAO Talk channel, which is similar to Tencent’s Wechat and Facebook’s Whatsapp. The Game was ranked the No. 1 free-download games and No. 7 top-grossing games on Google Play Korea for over three weeks and one week, respectively.

On January 16, 2015: Taomee exclusively launched the fourth season of its Seer TV animations, Seer IV-Battle of Universal Force on iQiyi platform. The show has achieved over 100 million page views with the season finale becoming the No.1 top-searched content on iQiyi children channel as of March 5, 2015. This TV animation can also be viewed on Aniworld Satellite TV since February 14, 2015.

On February 5, 2015: Taomee released the third installment of its Mole movie franchise, Legend of the Moles-The Magic Train Adventure in major theatres throughout China. Legend of the Moles is a 2D movie and sequel to earlier movies released in August 2011 and July 2012.

Outlook for First Quarter of 2015

Net revenues of the first quarter of 2015 are expected to be in the range of US$8.5 million to US$9.0 million, which represents year-over-year decrease approximately 23.1% to 27.4%. This forecast reflects the Company’s current and preliminary view of the operating results, and is subject to future changes.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation and impairment charges from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation and impairment charges in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 8:00 a.m. ET (New York) on Tuesday, March 17, 2015 (which is 8:00 p.m. in China on Tuesday, March 17, 2015). A brief presentation to accompany the conference call will be available on the Company’s IR website (http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-reportsannual) before the call.

The dial-in details for the live conference call are:

Conference ID:	84220788
U.S. toll-free:	+1-866-519-4004
Hong Kong toll-free:	800-906-601
International:	+65-6723-9381
China Mainland:	400-620-8038
Passcode:	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at http://edge.media-server.com/m/p/pw5nk2cc. A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. ET on March 17, 2015 through 08:59 a.m. ET, March 25, 2015. The dial-in details for the telephone replay are:

Conference ID:	84220788
International:	+612-8199-0299
China:	400-6322-162

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leader in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games and mobile applications, as well as through traditional media, including animated box office films, TV series, books and consumer products, most notably toys and trading cards. Its online community regularly achieves top search ranking in China, Hong Kong and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Angela Wang

Taomee Holdings Limited

+86-21-61280056-8651

ir@taomee.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	December 31	December 31
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$103,173,555	$114,250,772
Short term investment	—	2,992,343
Accounts receivable, net	2,499,084	2,387,747
Inventory	238,055	196,757
Income tax recoverable	797,711	402,460
Due from related parties	2,592,450	2,242,382
Prepayments and other current assets	4,128,248	2,904,695
Deferred tax assets, current	5,872,817	4,166,088
Total current assets	119,301,920	129,543,244

Investments in equity investees	16,138,860	14,047,509
Property and equipment, net	1,813,660	1,840,419
Prepayments for land use rights and building purchase	2,162,445	3,008,520
Acquired intangible assets	1,113,495	1,252,572
Other assets	1,331,363	1,496,242
TOTAL ASSETS	$141,861,743	$151,188,506

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$786,446	$1,549,908
Advance from customers	8,236,080	6,960,857
Due to related parties	422,019	369,983
Deferred revenue	11,768,665	12,340,821
Deferred tax liabilities, current	698,800	1,758,134
Accrued expenses and other current liabilities	4,814,555	6,279,858
Total current liabilities	26,726,565	29,259,561

Equity
Taomee Holdings Limited shareholders’ equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 751,088,350 and 741,126,859 shares issued; 708,350,669 and 735,913,039 outstanding as of December 31, 2013 and 2014, respectively)	15,022	14,823
Treasury stock	(11,521,316)	(1,198,904)
Additional paid-in capital	76,308,327	73,757,483
Retained earnings	45,860,434	44,853,977
Accumulated other comprehensive income	4,188,419	4,342,755
Taomee Holdings Limited shareholders’ equity	114,850,886	121,770,134
Noncontrolling interests	284,292	158,811
Total equity	$115,135,178	$121,928,945

TOTAL LIABILITIES AND EQUITY	$141,861,743	$151,188,506

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	December 31,	September 30,	December 31,
	2014	2014	2013
Revenues:
Online business, net	$6,678,965	$8,854,919	$8,250,969
Offline business, net	924,982	3,488,097	2,689,419
Total net revenues	7,603,947	12,343,016	10,940,388

Cost of services
Online business	(1,146,339)	(1,761,265)	(2,037,443)
Offline business	(841,233)	(1,785,338)	(894,106)
Total cost of services	(1,987,572)	(3,546,603)	(2,931,549)

Gross profit	5,616,375	8,796,413	8,008,839

Operating income (expenses):
Product development	(3,852,603)	(3,941,208)	(3,713,467)
Sales and marketing	(2,064,342)	(2,280,113)	(2,411,269)
General and administrative	(2,731,761)	(4,059,122)	(3,345,688)
Impairment loss on acquired intangible assets	—	—	(180,263)
Other operating income	2,303,384	1,585,129	3,703,897
Total operating expenses	(6,345,322)	(8,695,314)	(5,946,790)

Profit (loss) from operations	(728,947)	101,099	2,062,049

Interest income, net	1,040,010	642,387	632,310
Other income (loss), net	(165,975)	186,162	275,363
Impairment loss on investments in equity investees	—	(1,400,000)	(370,407)
Income (loss)before income taxes and share of profit in equity method investments	145,088	(470,352)	2,599,315

Income tax benefit (expense)	172,942	1,708,088	(996,509)

Share of profit (loss) in equity method investments	(189,500)	(104,567)	101,778
Net income	128,530	1,133,169	1,704,584

Less: Net (loss) profit attributable to noncontrolling interest	(35,397)	(32,574)	(27,590)

Net income attributable to holders of ordinary shares	$163,927	$1,165,743	$1,732,174
Earnings per ADS
-Basic	$0.005	$0.033	$0.047
-Diluted	$0.005	$0.033	$0.046
Weighted average number of shares used in calculation
- Basic	709,848,562	708,630,255	735,651,537
- Diluted	714,745,197	716,521,745	747,030,939
Weighted average number of ADS used in calculation
- Basic	35,492,428	35,431,513	36,782,577
- Diluted	35,737,260	35,826,087	37,351,547

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For year ended
	December 31,	December 31,
	2014	2013
Revenues:
Online business, net	$33,292,449	$35,330,152
Offline business, net	8,896,702	13,023,535
Total net revenues	42,189,151	48,353,687

Cost of services
Online business	(6,534,883)	(7,643,598)
Offline business	(5,182,265)	(5,620,619)
Total cost of services	(11,717,148)	(13,264,217)

Gross profit	30,472,003	35,089,470

Operating income (expenses):
Product development	(14,445,618)	(13,885,922)
Sales and marketing	(9,304,028)	(9,446,025)
General and administrative	(13,506,506)	(13,095,086)
Impairment loss on acquired intangible assets	(115,753)	(1,046,173)
Other operating income	5,020,065	5,708,455
Total operating expenses	(32,351,840)	(31,764,751)

Profit (loss) from operations	(1,879,837)	3,324,719

Interest income, net	2,914,372	2,931,511
Other income (loss), net	(453,379)	770,807
Impairment loss on investments in equity investees	(1,400,000)	(370,407)
Income (loss) before income taxes and share of profit in equity method investments	(818,844)	6,656,630

Income tax (expense) benefit	2,162,812	(1,419,063)

Share of (loss) profit in equity method investments	(432,874)	207,766
Net income	911,094	5,445,333

Less: Net profit (loss) attributable to noncontrolling interests	(95,363)	4,073

Net income attributable to holders of ordinary shares	$1,006,457	$5,441,260

Earnings per ADS
-Basic	$0.028	$0.148
-Diluted	$0.028	$0.146

Weighted average number of shares used in calculation
- Basic	712,973,565	733,322,620
- Diluted	719,852,640	746,384,929
Weighted average number of ADS used in calculation
- Basic	35,648,678	36,666,131
- Diluted	35,992,632	37,319,246

Taomee Holdings Limited - Unaudited Consolidated Other Comprehensive Income

	In USD, For three months ended
	December 31, 2014	September 30, 2014	December 31, 2013
Net income	$128,530	$1,133,169	$1,704,584
Other comprehensive income (loss), net of tax Foreign currency translation adjustments	273,356	140,967	524,181
Comprehensive income	401,886	1,274,136	2,228,765
Comprehensive income (loss) attributable to noncontrolling interest	(35,397)	(32,574)	(27,590)
Comprehensive income attributable to Taomee Holdings Limited	437,283	1,306,710	2,256,355

	In USD, For the year ended
	December 31, 2014	December 31, 2013
Net income	$911,094	$5,445,333
Other comprehensive income (loss), net of tax Foreign currency translation adjustments	(154,336)	1,787,185
Comprehensive income	756,758	7,232,518
Comprehensive income (loss) attributable to noncontrolling interest	(95,363)	4,073
Comprehensive income attributable to Taomee Holdings Limited	852,121	7,228,445

Taomee Holdings Limited - Reconciliation of Non-GAAP and GAAP Results

	In USD, except for share data For three months ended
	December 31,	September 30,	December 31,
	2014	2014	2013
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$643,105	$3,160,468	$2,943,530
Share-based compensation	(479,178)	(594,725)	(660,686)
Impairment loss on acquired intangible assets	—	—	(180,263)
Impairment loss on investments in equity investees	—	(1,400,000)	(370,407)
GAAP net income attributable to holders of ordinary shares	$163,927	$1,165,743	$1,732,174

Non-GAAP diluted earnings per ADS
-Basic	$0.020	$0.089	$0.080
-Diluted	$0.018	$0.088	$0.079

	In USD, except for share data For the year ended
	December 31,	December 31,
	2014	2013
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$4,750,642	$9,000,285
Share-based compensation	(2,228,432)	(2,142,445)
Impairment loss on acquired intangible assets	(115,753)	(1,046,173)
Impairment loss on investments in equity investees	(1,400,000)	(370,407)
GAAP net income attributable to holders of ordinary shares	$1,006,457	$5,441,260

Non-GAAP diluted earnings per ADS
-Basic	$0.133	$0.245
-Diluted	$0.132	$0.241